        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
            FORM N-17f-2                             OMB Number:       3235-0360
                                                     Expires:      July 31, 1994
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response.....0.05
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------------- -----------------------------
1. Investment Company Act File Number:                                                              Date examination completed:
811-5669                                                                                            December 31, 2001
-------------------------------------------------------------------------------------------------- -----------------------------
2. State identification Number:
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   AL                   AK                    AZ                   AR                   CA                   CO
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   CT                   DE                    DC                   FL                   GA                   HI
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   ID                   IL                    IN                   IA                   KS                   KY
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   LA                   ME                    MD                   MA                   MI                   MN
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   MS                   MO                    MT                   NE                   NV                   NH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   NJ                   NM                    NY                   NC                   ND                   OH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   OK                   OR                    PA                   RI                   SC                   SD
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   TN                   TX                    UT                   VT                   VA                   WA
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   WV                   WI                    WY                   PUERTO RICO
   -------------------- --------------------- -------------------- -------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

Fifth Third Funds (Worldwide Fund, Micro Cap Value Fund, Multi Cap Value Fund and Strategic Income Fund)
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4. Address of principal executive office (number, street, city, state, zip code):

Jeffrey C. Cusick, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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Report of Independent Public Accountants
----------------------------------------


To the Board of Trustees of
the Fifth Third Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Worldwide Fund, Micro Cap Value Fund, Multi Cap Value Fund and Strategic Income Fund of the Fifth Third Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security purchases and sales, for the period from November 30, 2001 (the date of the last examination), through December 31, 2001:

.. Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, The Depository Trust Company, and The Participant Trust Company.
..  Reconciliation of all such securities to the books and records of the Funds and the Fifth Third Bank (the Custodian).
..  Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, or transfer agents.
..  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.
.. Agreement of two security purchases and two security sales or maturities for each Fund since the last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Fifth Third Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fifth Third Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio,
 March 18, 2002

Management Statement Regarding Compliance With Certain Provisions of the
------------------------------------------------------------------------
Investment Company Act of 1940
------------------------------

We, as members of management of the Fifth Third Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2001, and from November 30, 2001 through December 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, and from November 30, 2001 through December 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


The Fifth Third Funds


By:

/s/ Jeffrey C. Cusick
----------------------------
Jeffrey C. Cusick, President

Report of Independent Public Accountants
----------------------------------------


To the Board of Trustees of
the Fifth Third Funds:

We represent that this examination in connection with subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2001 was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this examination.

This letter and its contents are intended solely for the internal use of the Fifth Third Funds. However, the Fifth Third Funds may reveal to third parties that it has received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than the Fifth Third Funds.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio,
March 26, 2002

United States
Securities and Exchange Commission


Dear Sirs:

This letter serves to confirm that Arthur Andersen LLP has represented to us that this examination in connection with subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2001 was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this examination. The representation from Arthur Andersen is included with this filing.

Sincerely,


/s/ Adam S. Ness
--------------------
Adam S. Ness
Treasurer
Fifth Third Funds
March 26, 2002